Exhibit 99.3

Private & Confidential

Dated 15 July 2011

FOURTH SUPPLEMENTAL AGREEMENT

relating to

a Reducing Revolving Credit Facility of up to US$91,000,000

to

FREESEAS INC.

provided by

CREDIT SUISSE AG

(formerly known as CREDIT SUISSE)

Contents

Clause		Page

1	Definitions	2

2	Consent of the Bank	2

3	Amendments to the Principal Agreement	3

4	Representations and warranties	13

5	Conditions	14

6	Relevant Parties’ confirmation	14

7	Fees and Expenses	15

8	Miscellaneous and notices	15

9	Applicable law	15

Schedule 1 Documents and evidence required as conditions precedent		17

Schedule 2 Form of Powers of Attorney		19

Schedule 3 Form of Mortgage Amendment		22

THIS FOURTH SUPPLEMENTAL AGREEMENT is dated 15 July 2011 and made BETWEEN:

(1)	FREESEAS INC., a company incorporated in the Marshall Islands with its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands MH96960 (the “Borrower”);

(2)	ADVENTURE FIVE S.A. (the “Free Goddess Owner”), ADVENTURE SIX S.A. (the “Free Hero Owner”), ADVENTURE EIGHT S.A. (the “Free Jupiter Owner”) and ADVENTURE TEN S.A. (the “Free Lady Owner” and, together with the Free Goddess Owner, the Free Hero Owner and the Free Jupiter Owner, the “Owners”), each being a company incorporated in the Marshall Islands, with its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands MH96960;

(3)	FREE BULKERS S.A. a company incorporated in the Marshall Islands, with its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands MH96960 (the “Manager”); and

(4)	CREDIT SUISSE AG (formerly known as CREDIT SUISSE), a company incorporated in Switzerland, with its registered office at Paradeplatz 8, 8070 Zurich, Switzerland (the “Bank”).

WHEREAS:

(A)	this Agreement is supplemental to a facility agreement dated 24 December 2007 (the “Original Agreement”) made between the Borrower and the Bank, as amended and restated by a supplemental agreement dated 26 June 2008 (the “First Supplemental Agreement”) and as further amended and supplemented by a supplemental agreement dated 23 March 2009 (the “Second Supplemental Agreement”), a supplemental agreement dated 27 November 2009 (the “Third Supplemental Agreement”), an extension letter dated 5 July 2011 and a second extension letter dated 12 July 2011 (together the “Extension Letters” and, together with the Original Agreement, the First Supplemental Agreement and the Second Supplemental Agreement, the “Principal Agreement”), relating to a reducing revolving credit facility of up to Ninety one million Dollars ($91,000,000) (the “Facility”) (of which the aggregate principal amount outstanding at the date hereof is Fifty six million two hundred and fifty thousand Dollars ($56,250,000)), upon the terms and conditions set out therein;

(B)	pursuant to the Principal Agreement:

(a)	the next Reduction Date in respect of the Additional Tranche falls on July 2011 (originally on 5 July 2011 but extended to 15 July 2011 pursuant to the Extension Letters) and, consequently, on such date the Borrower shall prepay to the Bank a part of the Additional Tranche equal to Seven hundred fifty thousand Dollars ($750,000); and

(b)	the next Reduction Date in respect of the Initial Tranche falls on 29 July 2011 and, consequently, on such date the Borrower shall prepay to the Bank a part of the Initial Tranche equal to One million Two hundred fifty thousand Dollars ($1,250,000); and

(C)	this Agreement sets out the terms and conditions upon which the Bank shall, at the request of the Borrower and the Owners, provide its consent to :

(a)	the deferral of the two Reduction Dates referred to in paragraph (B) above to 5 September 2011; and

(b)	certain other amendments and changes to the Principal Agreement and the other Security Documents agreed by the Borrower, the Owners and the Bank.

NOW IT IS HEREBY AGREED as follows:

1	Definitions

1.1	Defined expressions

Words and expressions defined in the Principal Agreement shall unless the context otherwise requires or unless otherwise defined herein, have the same meanings when used in this Agreement.

1.2	Definitions

In this Agreement, unless the context otherwise requires:

“Effective Date” means the date being no later than 18 July 2011, on which the Bank notifies the Borrower in writing that the Bank has received the documents and evidence specified in clause 5.1 each in form and substance satisfactory to it;

“Facility Agreement” means the Principal Agreement as amended and supplemented by this Agreement;

“Mortgage Amendment” means, in relation to each Ship, the amendment to the Mortgage over that Ship, made or (as the context may require) to be made between the relevant Owner and the Bank in the form set out in schedule 3 and “Mortgage Amendments” means any of them;

“PSP Ships” means, together, Free Jupiter and the Additional Ship and “PSP Ship” means either of them;

“Relevant Documents” means this Agreement, the Mortgage Amendments, any powers of attorney in the form set out in schedule 3 and any other document in connection with this Agreement designated by the Bank at any time to be a “Relevant Document”; and

“Relevant Parties” means the Borrower, the Owners and the Manager or, where the context so requires or permits, means any or all of them.

1.3	Headings

Clause headings and the table of contents are inserted for convenience of reference only and shall be ignored in the interpretation of this Agreement.

1.4	Construction of certain terms

Clause 1.4 of the Principal Agreement shall apply to this Agreement (mutatis mutandis) as if set out herein and as if references therein to “this Agreement” were references to this Agreement.

2	Consent of the Bank

2.1	Consent

The Bank, relying upon the representations and warranties made by each of the Relevant Parties in clause 4, agree with the Borrower that, subject to the terms and conditions of this Agreement and in particular, but without prejudice to the generality of the foregoing, fulfilment on or before 18 July 2011 of the conditions contained in clause 5.1, the Bank consents to:

2.1.1	the deferral of the two Reduction Dates referred to in Recital (B) hereto to 5 September 2011 subject to the other amendments to the Principal Agreement set out in clause 3 and the terms and conditions of this Agreement; and

2.1.2	the other amendments of the Principal Agreement on the terms set out in clause 3.

2.2	Reservation of rights

2.2.1	Notwithstanding the Bank’s agreement in clause 2.1, the Bank reserves all its rights, whether arising under the Facility Agreement, the other Security Documents, in law or otherwise.

2.2.2	For the avoidance of doubt, it is hereby agreed and understood that the consent of the Bank contained in clause 2.1.1:

(a)	is without prejudice to the rights of the Bank under the Facility Agreement and the other Security Documents which may arise as a result of any failure of the Borrower or any other Security Party to make payments or meet its other obligations under the Security Documents; and

(b)	shall only apply to the two Reduction Dates referred to in Recital (B) of this Agreement (and only subject to the terms of, and for the period expressly specified in, this Agreement) and to no other Reduction Dates or other amounts due, whether now or in the future, under the Facility Agreement or any of the other Security Documents.

2.2.3	No failure or delay on the part of the Bank (whether as a result of the arrangements contained in this Agreement or otherwise) to exercise any power, right or remedy under the Facility Agreement or any of the other Security Documents and nothing contained in this Agreement shall operate as a waiver thereof, nor shall anything contained in this Agreement or any single or partial exercise by the Bank (whether as a result of the arrangements contained in this Agreement or otherwise) of any power, right or remedy, preclude any other or further exercise thereof or the exercise of any other power, right or remedy of the Bank under the Facility Agreement, the other Security Documents, at law or otherwise.

3	Amendments to the Principal Agreement

3.1	Amendments to the Principal Agreement

The Principal Agreement shall, with effect on and from the Effective Date, be (and it is hereby) amended in accordance with the following provisions (and the Principal Agreement (as so amended) will continue to be binding upon each of the parties hereto upon such terms as so amended):

3.1.1	by inserting in the correct alphabetical order in clause 1.2 of the Principal Agreement the following new definitions of “Determination Criteria”, “First PSP Ship”, “Fourth Supplemental Agreement”, “Investor”, “Mortgage Amendment”, “PoA”, “Private Sale Procedure”, “PSP Ships”, “Second PSP Ship”, “Supplemental Agreements” and “Transaction”:

““Determination Criteria” means, at any relevant time of determination made by the Bank under paragraphs (e) or (h)(ii) of the definition of “Private Sale Procedure” in this clause 1.2 (including, without limitation, for the purpose of calculation of the “break even” levels of the then remaining Mortgaged Ships), the following criteria:

(a)	for the purposes of calculation by the Bank of the operating expenses and administrative costs of the Security Parties for any future period, the Bank shall take into account the actual operating expenses and administrative costs of the Security Parties incurred during the immediately preceding financial quarter as at the time of the relevant calculation;

(b)	for the purposes of calculation by the Bank of the financing costs of the Borrower under this Agreement for any future period, the Bank shall calculate interest expense and other financing costs by reference to the applicable provisions of this Agreement except that, for any future period for which the Loan is not yet fixed under the provisions of this Agreement, instead of the actual LIBOR then applicable to the Loan, the Bank will take into account and apply for such calculations, the applicable LIBOR for Dollars for 12 months as at the time of the relevant calculation by the Bank;

(c)	for the purposes of calculation by the Bank of the amounts of principal or any other amounts (other than financing costs) payable by the Borrower and the other Security Parties under this Agreement and the other Security Documents for any future period, the Bank shall make such calculations by reference to the applicable provisions of this Agreement and the other Security Documents; and

(d)	for the purposes of calculation by the Bank of the revenue of the Mortgaged Ships, for any future period, the Bank shall take into account the fixed rates agreed under existing employment contracts (if any) of the Mortgaged Ships and the then prevailing “spot” market rates for vessels of the type, specification and age of each Mortgaged Ship, as the same are published electronically at the time of calculation by Clarksons Shipping Intelligence Weekly (or, if the same are not then published electronically by Clarksons Shipping Intelligence Weekly, by reference to any other equivalent source reasonably determined by the Bank);”;

““First PSP Ship” has the meaning given to it in the definition of “Private Sale Procedure” in this clause 1.2;”;

““Fourth Supplemental Agreement” means the agreement dated 15 July 2011 made between (1) the Borrower, (2) the Owners, (3) the Manager and (4) the Bank supplementing and restating this Agreement;”;

““Investor” has the meaning given to it in clause 8.4.1;”;

““Mortgage Amendment” means each of the Mortgage Amendments referred to in the Fourth Supplemental Agreement and “Mortgage Amendments” means any of them;”;

““PoA” means each of the two (2) Powers of Attorney referred to in schedule 2 of the Fourth Supplemental Agreement and “PoAs” means either or both of them;”;

““Private Sale Procedure” means the procedure applicable to one or both of the PSP Ships pursuant to which, upon one or more demands by the Bank under clause 10.2.4, the Borrower shall procure that:

(a)	either of the PSP Ship (the “First PSP Ship”) shall be marketed for prompt private sale, basis, charter free, by a broker or brokers acceptable to the Bank, such brokers to be appointed by the Owner of that Ship upon terms that any such broker is authorised and instructed to give full disclosure of marketing efforts to the Bank and to discuss all aspects of the proposed sale with the Bank throughout; and

(b)	the First PSP Ship shall be sold at the best price reasonably obtainable by the appointed broker pursuant to a sale contract which shall provide for prompt delivery to the buyer, and it shall otherwise be in terms in all respects acceptable to the Bank and executed by the relevant Owner and the buyer within one (1) month following a notification by the Bank to the Borrower that an Event of Default under clause 10.1.34 has occurred, and in any event by not later than 5 October 2011; and

I	if a sale contract for the First PSP Ship has not been executed within the deadline, and otherwise pursuant to the terms, specified in paragraph (b) above, the Bank shall be entitled to exercise its powers as attorney for the Owner of the First PSP Ship to sell the First PSP Ship under the relevant PoA on behalf and at the expense of the owner of the First PSP Ship, and to appoint the same or other broker or brokers for such purpose; and

(d)

the entire sale proceeds of the First PSP Ship under any sale pursuant to this Private Sale Procedure (after deduction only of (i) agreed brokers’ commission and (ii) any trade debt actually outstanding at that time on the First PSP Ship but up to the maximum amount disclosed by the Borrower to the Bank on or prior to the date of this Agreement, being $795,000 in the case of Free Jupiter or $421,000 in the case of the Additional Ship) shall be payable directly to the Bank and applied by the Bank in prepayment of the Loan; and

(e)	if, as at the date of execution of the sale contract for the First PSP Ship, the Bank determines in its absolute discretion but including by reference to the Determination Criteria that the prevailing market conditions applicable to the then remaining Mortgaged Ships are such that the Borrower (including, without limitation, by reference to the “break even” levels of the then remaining Mortgaged Ships) is likely to continue to have difficulty in complying with its obligations under the Facility Agreement, a broker or brokers shall be appointed and the other PSP Ship (the “Second PSP Ship”) shall be marketed for prompt sale, all in the same manner and subject to the same terms and conditions (mutatis mutandis) as applied to the First PSP Ship and a sale contract shall be executed within two (2) months following a notification by the Bank to the Borrower that an Event of Default under clause 10.1.34 has occurred, and in any event by not later than 5 November 2011; and

(f)	if a sale contract for the Second PSP Ship has not been executed within the deadline, and otherwise pursuant to the terms, specified in paragraph (b) above, the Bank shall be entitled to exercise its powers as attorney for the Owner of the Second PSP Ship to sell the Second PSP Ship under the relevant PoA on behalf and at the expense of the Owner of the Second PSP Ship, and to appoint the same or other broker or brokers for such purpose; and

(g)	the entire sale proceeds of the Second PSP Ship (after deduction only of agreed broker’s commission) under any sale pursuant to this Private Sale Procedure shall likewise be payable directly to the Bank and applied by the Bank in prepayment of the Loan, but subject only to paragraph (h) below; and

(h)	notwithstanding paragraph (g) above if, following the sale of both PSP Ships under the above paragraphs (a) – (f) and immediately prior to the resulting prepayment of the Loan following such sale of the Second PSP Ship, the Bank in its absolute discretion determines that:

(i)	the resulting prepayment of the Loan can be made in an amount which is lower than the full sale proceeds of the Second PSP Ship (net of the agreed brokers’ commission), and such prepayment would cause:

(A)	the aggregate of the Loan (taking into account the relevant prepayment) and the Swap Exposure, minus any balance then standing to the credit of the Security Accounts,

to be lower than

(B)	60% of the Security Value (taking into account the sale of the PSP Ship); and

(ii)	including by reference to the Determination Criteria, the prevailing market conditions applicable to the then remaining Mortgaged Ships would be such that the Borrower (including, without limitation, by reference to the “break even” levels of the then remaining Mortgaged Ships) is no longer likely to continue to have difficulty in complying with its obligations under the Facility Agreement, then the Bank may in its absolute discretion agree to receive from the sale proceeds of the Second PSP Ship a prepayment of the Loan in the amount referred to in paragraph (h)(i) above which is lower than the entire sale proceeds (net of the agreed brokers’ commission), in which case, absent an Event of Default, the remaining sale proceeds shall be payable to the Borrower or the relevant Owner of the Second PSP Ship, or to whomever else may be entitled to them;”;

““PSP Ships” means, together, Free Jupiter and the Additional Ship;

““Second PSP Ship” has the meaning given to it in the definition of “Private Sale Procedure” in this clause 1.2;

““Supplemental Agreements” means, together, the First Supplemental Agreement, the Second Supplemental Agreement, the Third Supplemental Agreement and the Fourth Supplemental Agreement and “Supplemental Agreement” means any of them;”; and

““Transaction” shall have the meaning given to it in clause 8.4.1;”;

3.1.2	by deleting in clause 1.2 of the Principal Agreement the definition of “Margin” and by inserting in its place the following new definition of “Margin”:

““Margin” means:

(a)	for any period when an Event of Default exists, and for the period from 5 July 2011 until the earlier of:

(i)	the date when the Bank notifies the Borrower in writing that the Bank is satisfied that the Borrower has complied in full with its obligations under clause 8.4; and

(ii)	the date when the Private Sale Procedure has been successfully completed in respect of the First PSP Ship and, if required by its terms, the Second PSP Ship, in each case following the Bank’s demand under clause 10.2.4, three point two five per cent (3.25%) per annum;

(b)	at all other times before and after the period referred to in paragraph (a) above and when no Event of Default exists:

(i)	subject to paragraph (i) below, one point two five per cent (1.25%) per annum;

(ii)	for any period determined by the Bank during which the Security Value is higher than one hundred and sixty seven per cent (167%) of the aggregate of (A) the Loan and (ii) the Swap Exposure minus (B) any balance then standing to the credit of Security Accounts, one per cent (1%) per annum;”;

3.1.3	by adding the words “as amended by the relevant Mortgage Amendment”, at the end of paragraph (a)(A) and at the end of paragraph (b), both of the definition of “Mortgage” in clause 1.2 of the Principal Agreement;

3.1.4	by deleting in clause 1.2 of the Principal Agreement the definition of “Reduction Dates” in its entirety and by inserting in its place the following new definition of “Reduction Dates”:

““Reduction Dates” means, subject to clause 6.3:

(a)	in relation to the Initial Tranche (and the part of the Commitment relating thereto):

(i)	the First Reduction Date and each of the dates falling at three (3) monthly intervals thereafter up to and including 30 April 2011;

(ii)	5 September 2011;

(iii)	31 October 2011; and

(iv)	each of the dates falling at three (3) monthly intervals after 31 October 2011, up to and including the Final Maturity Date;

(b)	in relation to the Additional Tranche (and the part of the Commitment relating thereto);

(i)	each of the dates falling at one (1) monthly intervals after the Drawdown Date of the first Advance to be drawn down under such Tranche up to and including the Additional Funds Repayment Date; and

(ii)	each of the dates falling at three (3) monthly intervals after the Additional Funds Repayment Date, up to and including 2 April 2011; and

(iii)	5 September 2011; and

(iv)	2 October 2011; and

(v)	each of the dates falling at three (3) monthly intervals after 2 October 2011, up to and including the Final Maturity Date;”;

3.1.5	by inserting the words “the PoAs, the Mortgage Amendments” after the words “the Supplemental Agreements,” in the definition of Security Documents in clause 1.2 of the Principal Agreement;

3.1.6	by inserting after clause 8.3 of the Principal Agreement the following new clauses 8.4, 8.5 and 8.6:

“8.4	Subordinated loan and prepayment

8.4.1	The Transaction

The Borrower shall procure that the following events, acts and things shall have occurred at the times specified in the following paragraphs:

(a)	by no later than the date of the Fourth Supplemental Agreement, the Borrower shall have entered into negotiations with a prospective lender acceptable to the Bank in all respects (the “Investor”), in relation to a proposed loan facility to the Borrower in the amount of $50,000,000 (the “Transaction”), and such loan facility:

(i)	shall be fully subordinated, both as to payments and as to security (if any), to the facility and all amounts due by the Security Parties under this Agreement and the Security Documents, and to the Encumbrances created by the Security Documents; and

(ii)	shall have as its purpose to (inter alia) assist the Borrower to meet its prepayment obligations under this Agreement as required by this clause 8.4; and

(iii)	shall otherwise be on terms and conditions in all respects acceptable to the Bank in its absolute discretion; and

(b)	by no later than 1 August 2011, the documentation process in connection with the Transaction will have commenced by appointment of legal counsels by the Investor and the Borrower to commence with the drafting and negotiation of the loan and other finance and security documentation in connection with the Transaction, and the Borrower will have delivered to the Bank signed mandate letters with such legal counsels appointed by the Borrower and the Investor respectively, and confirmation letters from such legal counsels addressed to the Bank that they have started such drafting and negotiation process; and

(c)	by no later than 1 August 2011 (but not before 29 June 2011), the Borrower shall have confirmed to the Bank in writing that the due diligence on the Borrower and the Group carried out by the Investor for the purposes of the Transaction is thus far progressing to the Investor’s satisfaction in all material respects and that the Borrower believes that, as at that time, it anticipates the Transaction will continue to progress on materially the same terms as referred to in paragraph (a) above); and

(d)	by no later than 29 August 2011:

(i)	the Investor will have carried out and completed the due diligence on the Borrower and the Group for the purposes of the Transaction, and will have confirmed to the Borrower and the Bank directly, that such due diligence is complete and that it is satisfied with the findings of such due diligence and that, subject to documentation, it expects the Transaction to complete as planned on materially the same terms as referred to in paragraph (a) above and by no later than 5 September 2011; and

(ii)	the Borrower will have procured that the final and conclusive documentation for the Transaction (including a facility agreement and security documents) has been duly executed by the Borrower and any other members of the Group as required by the Transaction terms and the Investor, and that the Transaction, all its terms and the above documentation is in all respects satisfactory to the Bank; and

(iii)	the Borrower will have procured that, at the cost and expense of the Borrower, a subordination and/or intercreditor agreement has been executed between the Bank, the Investor and the Security Parties setting out the fully subordinated nature of the Transaction as set out in the above paragraphs of this clause 8.4, and such supplemental agreement to this Agreement and the Security Documents have been executed between the Bank and the Security Parties in relation to the above as the Bank may require, each in form and substance in all respects satisfactory to the Bank in its absolute discretion; and

(e)	by no later than 1 September 2011, the Borrower will have procured that a duly executed drawdown notice under the facility agreement for the Transaction has been submitted to the Investor with a copy to the Bank, for an amount which is not less than the amount of the Loan, which the Borrower is required to prepay under paragraph (f) below; and

(f)	by no later than 5 September 2011, the Borrower will have delivered to the Bank a final, irrevocable and conclusive schedule (accepted irrevocably by the Investor in writing) of the use of loan proceeds of the Transaction (with a detailed breakdown of the amount of each of the Group’s loan balances and the proposed prepayment amounts per loan facility of the Group), and it will have prepaid to the Bank a part of the Loan equal to the aggregate of:

(i)	Sixteen million Dollars ($16,000,000); and

(ii)	if the aggregate amount of prepayments made out of the loan proceeds of the Transaction to all senior secured lenders of the Group (including the Bank), exceeds Thirty five million Dollars ($35,000,000), also an additional amount in Dollars equal to such excess multiplied by the Relevant Percentage,

(such amount to be prepaid under this paragraph (f), the “Relevant Amount”).

For the purposes of this paragraph (f), “Relevant Percentage” means, in relation to all the senior secured loan facilities of the Group which are or are intended to be prepaid from the loan proceeds of the Transaction, the fraction (expressed as a percentage) having as its numerator the amount of the Loan (without taking into account such proposed prepayment under the proceeds of the Transaction) and as its denominator the aggregate of all the principal amounts (including the Loan) outstanding and owing to all such senior secured lenders of the Group ( including the Bank) (but without taking into account such proposed prepayments under the proceeds of the Transaction).

8.4.2	Application of cancellation, prepayments –Miscellaneous

(a)	On the earlier of (i) 5 September 2011 and (ii) the date when the Borrower has prepaid to the Bank the Relevant Amount, the Commitment shall be reduced by an amount equal to the Relevant Amount and the part of the Commitment so reduced may not be reinstated.

(b)	The reduction of the Commitment made under paragraph (a) above shall be applied in reduction in chronological order of maturity of the amounts of the Commitment still required to be reduced on each Reduction Date for both Tranches pursuant to clause 4.3, Provided that if more than one (1) Tranche is outstanding and available at that time:

(i)	each such application shall be made only to the extent it is sufficient to reduce in full (but not part) an amount of the Commitment required to be reduced on a Reduction Date; and

(ii)	the balance shall be applied in accordance with paragraph I below.

(c)	If, after such application under paragraph (b) above, there is a remaining amount of reduction to be applied, such amount shall be applied in reduction pro rata of the next two amounts of the Commitment required to be reduced on the next two Reduction Dates (i.e., one such amount per Tranche).

(d)	The amount of the Loan prepaid under clause 8.4.1 shall be applied in such manner as against the Tranches as shall ensure that the outstanding amount of each Tranche does not on the date of prepayment exceed the amount of the Commitment in relation to such Tranche (taking into account the reduction of such Commitment referred to in paragraphs (a), (b) and (c) above, and any other reduction thereof made on any prior Reduction Date or under any other terms of the Facility Agreement). Any such amount of a Tranche prepaid, shall be applied as between the Advances of such Tranche in such manner as the Bank may in its sole discretion require.

(e)	On the date of any prepayment of the Loan following the sale of a PSP Ship under the Private Sale Procedure and the exercise by the Bank of its rights under clause 10.2.4, the Commitment shall be reduced by an amount equal to the amount of such prepayment and the part of the Commitment so reduced may not be reinstated.

(f)	Notwithstanding the provisions of clauses 4.4 and 4.6, the reduction of the Commitment made under paragraph (d) above, shall reduce the Commitment relating to each Tranche pro rata. The reduction of the Commitment in respect of each Tranche shall reduce pro rata the amounts of such Commitment still required to be reduced on each Reduction Date for such Tranche pursuant to clause 4.3.

(g)

Notwithstanding the provisions of clauses 4.4 and 4.6, any amount of the Loan prepaid following the sale of a PSP Ship under the Private Sale Procedure and the exercise by the Bank of its rights under clause 10.2.4 shall be applied in such manner as against the Tranches as shall ensure that the outstanding amount of each Tranche does not on the date of prepayment exceed the amount of the

Commitment in relation to such Tranche (taking into account the reduction of such Commitment referred to in paragraphs (e) and (f) above, and any other reduction thereof made on any prior Reduction Date or under any other terms of the Facility Agreement). Any such amount of a Tranche prepaid, shall be applied as between the Advances of such Tranche in such manner as the Bank may in its sole discretion require.

(h)	For the avoidance of doubt, in the event of a sale of a PSP Ship under the Private Sale Procedure and a resulting prepayment of the Loan following such sale, in the event of any conflict between (i) the provisions of paragraphs (f) and (g) above and (ii) those of clauses 4.4 and 4.6, the former shall prevail over the latter, if and to the extent any such conflicting provisions are all applicable to any such sale and prepayment.

(i)	The Borrower and the Owners of the PSP Ships shall co-operate fully at all times with the Bank in relation to all matters pertaining to the Private Sale Procedure.

8.5	Sanctions

8.5.1	The Borrower understands that the Bank is (be it due to applicable laws or be it due to internal rules and regulations) prohibited to conclude transactions or finance transactions with the government of or any person or entity owned or controlled by the government of “Restricted Countries” or “Restricted Persons.

8.5.2	The Borrower confirms and undertakes that it shall not transfer, make use of or provide the benefits of any money, proceeds or services provided by or received from the Bank to any Restricted Persons or conduct any business activity (such as entering into any ship acquisition agreement, any ship refinancing agreement and/or any charter agreement) related to a vessel, project, asset or otherwise for which money, proceeds or services have been received from the Bank with any Restricted Persons.

8.5.3	In this clause 8.5:

“Restricted Countries” means those countries subject to sanctions and/or trade embargoes, in particular but not limited to pursuant to the U.S.’s Office of Foreign Asset Control of the U.S. Department of Treasury (“OFAC”) including at the date of this Agreement, but without limitation, Cuba, Iran, Myanmar, North Korea, Sudan and Syria and any additional countries notified by the Bank to the Borrower based on respective sanctions being imposed by OFAC or any of the regulative bodies referred to in the definition of Restricted Persons.

“Restricted Persons” means persons, entities or any other parties (i) located, domiciled, resident or incorporated in Restricted Countries, and/or (ii) subject to any sanction administrated by the United Nations, the European Union, Switzerland, OFAC, HM Treasury and the Foreign and Commonwealth Office of the United Kingdom, the Monetary Authority of Singapore and the Hong Kong Monetary Authority and/or any other applicable country and/or (iii) owned or controlled by or affiliated with persons, entities or any other parties as referred to in (i) and (ii);

8.6	Power of attorney

By no later than 30 days after a notice has been given by the Bank to the Borrower specifying that an Event of Default under clause 10.1.34 has occurred, the Borrower hereby undertakes that it will deliver, and it will procure that the Owners will deliver, to the Bank:

8.6.1	each of the PoAs, one issued by each Owner of the PSP Ships, each in favour of the Bank and otherwise in the form set out in schedule 2 to the Fourth Supplemental Agreement, and each duly executed and authorized and/or legalized as may be requested by the Bank; and

8.6.2	copies of resolutions of the board of directors and (other than the Borrower) of the shareholders of the Borrower and each Owner of the PSP Ships, approving the PoAs, and the sale of the PSP Ships in general and in accordance with, and in a manner consistent with, the terms and conditions of this Agreement and the PoAs (including, without limitation, the sale of the PSP Ships in a manner consistent with the Private Sale Procedure and the terms set out in clause 10.2.4), and authorizing the signature delivery and performance of each such party’s obligations under any documents required to be executed for such purpose, including any sale documents in connection with the sale of the PSP Ships under the Private Sale Procedure (including the memoranda of agreement and delivery documents and any other documents relating thereto), certified as true by the Borrower’s legal counsel as:

(i)	being true and correct;

(ii)	being duly passed at meetings of the directors and, where applicable, of the shareholders of the Borrower and (as the case may be) each relevant Owner, each duly convened and held;

(iii)	not having been amended, modified or revoked; and

(iv)	being in full force and effect,

together with originals or certified copies of any powers of attorney issued by any party pursuant to such resolutions (i.e., other than the PoAs);”;

3.1.7	by deleting clause 8.1.7 of the Principal Agreement in its entirety and by inserting in its place the following new clause 8.1.7:

“8.1.7	Provision of further information

(a)	provide the Bank with such financial and other information concerning the Borrower, the other Security Parties, any other member of the Group, any Charterers, the Group and their respective commitments, operations and affairs, as the Bank may from time to time reasonably require;

(b)	provide the Bank on a weekly basis with updates on the progress of the Transaction, the relevant documentation, the due diligence report carried out by the Investor in connection with the Transaction, and with any material issues arising while the Transaction progresses, including issues which, in the opinion of the Borrower or the Investor, may reasonably be expected to lead to an Event of Default under clause 10.1.34 occurring, or to the Transaction being aborted, or delaying to complete beyond 5 September 2011; and

I	if the Borrower reasonably believes or has been notified by the Investor, or otherwise has knowledge, that the Transaction will not materialise for any reason whatsoever, or that it will not or it is not likely to complete by 5 September 2011 or that an Event of Default under clause 10.1.34 will occur or is likely to occur, inform the Bank immediately of the same;

3.1.8	by adding after the words “clauses 8.2 or 8.3” in clause 10.1.3 of the Principal Agreement, the words “or 8.4 or 8.5 or 8.6”;

3.1.9	by inserting after clause 10.1.33 of the Principal Agreement the following new clauses 10.1.34 and 10.1.35 and by re-numbering the current clause 10.1.34 of the Principal Agreement as clause 10.1.36:

“10.1.34	Transaction and prepayment:

(a)	the Borrower commits any breach of, or omits to observe any of the obligations or undertakings expressed to be assumed by it under, clause

8.4, or any of the events, acts or things set out in each paragraph of clause 8.4 does not occur by the time specified for such event, act or thing to have occurred in such clause 8.4, for any reason whatsoever and irrespective of whether it was outside the control of the Borrower, its management or any other members of the Group; or

(b)	at any time before 5 September 2011, the Borrower or the Investor advise the Bank, or the Bank reasonably believes, or it becomes known in the public domain, that the Transaction has been aborted, or it is reasonably likely to be aborted, or to complete later than 5 September 2011; or”;

10.1.35	Failure of Private Sale Procedure: provided that the Bank has made a demand under clause 10.2.4, the First PSP Ship and/or, if required by the Private Sale Procedure, the Second PSP Ship, have not been sold and delivered in accordance with, and at the times required by, the Private Sale Procedure, or the Private Sale Procedure has not been completed with the resulting prepayment or prepayments of the Loan referred to therein, in each case by 30 November 2011; or”

3.1.10	by deleting clause 10.2 of the Principal Agreement in its entirety and by inserting in its place the following new clause 10.2:

“10.2	Acceleration

The Bank may, without prejudice to any other rights of the Bank, at any time after the happening of an Event of Default, by notice to the Borrower:

10.2.1	declare that the obligation of the Bank to make the Commitment available shall be terminated, whereupon the Commitment at the time shall be reduced to zero forthwith; and/or

10.2.2	declare that the Loan and all interest and commitment commission accrued and all other sums payable under the Security Documents have become due and payable, whereupon the same shall, immediately or in accordance with the terms of such notice, become due and payable; and/or

10.2.3	exercise any and all of its rights, remedies, powers or discretions under the Security Documents and/or the PoAs; and/or

10.2.4	without prejudice to the provisions of clause 10.2.3 above, demand immediate commencement by the Borrower and the relevant Owners, of the Private Sale Procedure in respect of either PSP Ship named by the Bank in such written demand and to exercise the powers granted to it in the PoA or PoAs relevant to such PSP Ship(s), and, for the avoidance of doubt, the Bank shall be entitled at any time and from time to time to make several demands under this clause 10.2.4, in respect of either or both PSP Ships, under the terms of the Private Sale Procedure.”.

3.2	Continued force and effect

Save as amended by this Agreement, the provisions of the Principal Agreement shall continue in full force and effect and the Principal Agreement and this Agreement shall be read and construed as one instrument.

4	Representations and warranties

4.1	Primary representations and warranties

Each of the Relevant Parties represents and warrants to the Bank that:

4.1.1	Existing representations and warranties

the representations and warranties set out in clause 7 of the Principal Agreement, clause 4 of each Owner’s Guarantee and clause 3 of each Manager’s Undertaking were true and correct on the date of the Principal Agreement and are true and correct, including to the extent that they may have been or shall be amended by this Agreement, as if made at the date of this Agreement with reference to the facts and circumstances existing at such date;

4.1.2	Corporate power

each of the Relevant Parties has power to execute, deliver and perform its obligations under the Relevant Documents to which it is or is to be a party; all necessary corporate, shareholder and other action has been taken by each of the Relevant Parties to authorise the execution, delivery and performance of the Relevant Documents to which it is or is to be a party;

4.1.3	Binding obligations

the Relevant Documents to which it is or is to be a party constitute valid and legally binding obligations of each of the Relevant Parties enforceable in accordance with their terms;

4.1.4	No conflict with other obligations

the execution, delivery and performance of the Relevant Documents to which it is or is to be a party by each of the Relevant Parties will not (i) contravene any existing law, statute, rule or regulation or any judgment, decree or permit to which any of the Relevant Parties is subject, (ii) conflict with, or result in any breach of any of the terms of, or constitute a default under, any agreement or other instrument to which any of the Relevant Parties is a party or is subject or by which it or any of its property is bound or (iii) contravene or conflict with any provision of the constitutional documents of any of the Relevant Parties or (iv) result in the creation or imposition of or oblige any of the Relevant Parties to create any Encumbrance (other than a Permitted Encumbrance) on any of the undertaking, assets, rights or revenues of any of the Relevant Parties;

4.1.5	No filings required

save for the registration of the Mortgage Amendments with the relevant Register, it is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of any of the Relevant Documents that they or any other instrument be notarised, filed, recorded, registered or enrolled in any court, public office or elsewhere in any Relevant Jurisdiction or that any stamp, registration or similar tax or charge be paid in any Relevant Jurisdiction on or in relation to the Relevant Documents and each of the Relevant Documents is in proper form for its enforcement in the courts of each Relevant Jurisdiction;

4.1.6	Choice of law

the choice of English law to govern this Agreement and any other Relevant Documents (other than the Mortgage Amendments), the choice of Liberian law to govern the Mortgage Amendments, and the submissions by the Relevant Parties to the non-exclusive jurisdiction of the English courts, are valid and binding; and

4.1.7	Consents obtained

every consent, authorisation, licence or approval of, or registration or declaration to, governmental or public bodies or authorities or courts required by any of the Relevant Parties in connection with the execution, delivery, validity, enforceability or admissibility in evidence of the Relevant Documents to which it is or will become a party or the performance by any of the Relevant Parties of their respective obligations under such documents has been obtained or made and is in full force and effect and there has been no default in the observance of any conditions or restrictions (if any) imposed in, or in connection with, any of the same.

4.2	Repetition of representations and warranties

Each of the representations and warranties contained in clause 4.1 of this Agreement, clause 4 of each Owner’s Guarantee and clause 3 of each Manager’s Undertaking shall be deemed to be repeated by each of the Relevant Parties on the Effective Date as if made with reference to the facts and circumstances existing on such day.

5	Conditions

5.1	Documents and evidence

The consent of the Bank referred to in clause 2 shall be subject to the receipt by the Bank or its duly authorised representative of the documents and evidence specified in schedule 1 in form and substance satisfactory to the Bank.

5.2	General conditions precedent

The consent of the Bank referred to in clause 2 shall be further subject to:

5.2.1	the representations and warranties in clause 4 being true and correct on the Effective Date as if each was made with respect to the facts and circumstances existing at such time; and

5.2.2	no Default having occurred and continuing at the time of the Effective Date.

5.3	Waiver of conditions precedent

The conditions specified in this clause 5 are inserted solely for the benefit of the Bank and may be waived by the Bank in whole or in part with or without conditions.

6	Relevant Parties’ confirmation

Each of the Relevant Parties hereby confirms its consent to the amendments to the Principal Agreement and the other agreements and arrangements contained in this Agreement and agrees that:

6.1	each of the Security Documents to which it is a party, and its obligations thereunder, shall remain in full force and effect notwithstanding the said amendments made to the Principal Agreement and the other agreements and arrangements contained in this Agreement; and

6.2	with effect from the Effective Date, references to “the Agreement” or “the Facility Agreement” or the “the Loan Agreement” in any of the Security Documents to which it is a party shall henceforth be references to the Principal Agreement as amended and supplemented by this Agreement on the Effective Date and as from time to time hereafter amended and shall also be deemed to include this Agreement and the obligations of the Borrower hereunder.

7	Fees and Expenses

7.1	Fee

The Borrower shall pay to the Bank on the date of this Agreement an up-front amendment fee of One hundred and fifty thousand Dollars ($150,000), of which:

(a)	the amount of $50,000 is payable on the date of this Agreement; and

(b)	the remaining $100,000 is payable on the earlier of (i) the day when the Borrower has met its prepayment obligations under clause 8.4 of the Facility Agreement and (ii) the First PSP Vessel has been sold under the PSP Sale Procedure and (ii) 30 November 2011.

7.2	Expenses

The Borrower agrees to pay to the Bank on a full indemnity basis on demand all expenses (including legal and out-of-pocket expenses) incurred by the Bank:

7.2.1	in connection with the negotiation, preparation, execution and, where relevant, registration of this Agreement and the other Relevant Documents and of any amendment or extension of or the granting of any waiver or consent under this Agreement or the other Relevant Documents; and

7.2.2	in contemplation of, or otherwise in connection with, the enforcement of, or preservation of any rights under this Agreement or the other Relevant Documents or otherwise in respect of the monies owing and obligations incurred under this Agreement and the other Relevant Documents, together with interest at the rate referred to in clause 3.4 of the Principal Agreement from the date on which such expenses were incurred to the date of payment (as well after as before judgment).

7.3	Value Added Tax

All fees and expenses payable pursuant to this clause 7 shall be paid together with value added tax or any similar tax (if any) properly chargeable thereon.

7.4	Stamp and other duties

The Borrower agrees to pay to the Bank on demand all stamp, documentary, registration or other like duties or taxes (including any duties or taxes payable by the Bank) imposed on or in connection with this Agreement and the other Relevant Documents and shall indemnify the Bank against any liability arising by reason of any delay or omission by the Borrower to pay such duties or taxes.

8	Miscellaneous and notices

8.1	Notices

The provisions of clause 15.1 of the Principal Agreement shall extend and apply to the giving or making of notices or demands hereunder as if the same were expressly stated herein.

8.2	Counterparts

This Agreement may be executed in any number of counterparts and by the different parties on separate counterparts, each of which when so executed and delivered shall be an original but all counterparts shall together constitute one and the same instrument.

9	Applicable law

9.1	Law

This Agreement and any non-contractual obligations connected with it are governed by, and shall be construed in accordance with, English law.

9.2	Submission to jurisdiction

Each of the Relevant Parties agrees, for the benefit of the Bank, that any legal action or proceedings arising out of or in connection with this Agreement (including any non-contractual obligations connected with it) against any of the Relevant Parties or any of its assets may be brought in the English courts. Each of the Relevant Parties irrevocably and unconditionally submits to the jurisdiction of such courts and irrevocably designates, appoints and empowers Messrs Atlas Maritime Services Ltd. at present of Enterprise House, 113-115 George Lane, London E18 1AB, England to receive for it and on its behalf, service of process issued out of the English courts in any such legal action or proceedings. The submission to such jurisdiction shall not (and shall not be construed so as to) limit the right of the Relevant Parties in the courts of any other competent jurisdiction nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdiction, whether concurrently or not. The parties further agree that only the Courts of England and not those of any other State shall have jurisdiction to determine any claim which any of the Relevant Parties may have against the Bank arising out of or in connection with this Agreement (including any non-contractual obligations connected with it).

IN WITNESS whereof the parties to this Agreement have caused this Agreement to be duly executed on the date first above written.

Schedule 1

Documents and evidence required as conditions precedent

(referred to in clause 5.1)

1	Corporate authorisations

In relation to each of the Relevant Parties:

(a)	Constitutional documents

copies certified by an officer of each of the Relevant Parties, as true, complete and up to date copies, of all documents which contain or establish or relate to the constitution of that party or a secretary’s certificate confirming that there have been no changes or amendments to the constitutional documents certified copies of which were previously delivered to the Bank pursuant to the Principal Agreement;

(b)	Resolutions

copies of resolutions of each of its board of directors and (other than the Borrower) its shareholders, approving such of the Relevant Documents to which it is or is to be a party and the terms and conditions hereof and thereof and authorising the signature, delivery and performance of each such party’s obligations thereunder, certified (in a certificate dated no earlier than fifteen (15) Banking Days prior to the date of this Agreement) by an officer of the Relevant Parties:

(1)	being true and correct;

(2)	being duly passed at meetings of the directors of such Relevant Party and of the shareholders of such Relevant Party each duly convened and held;

(3)	not having been amended, modified or revoked; and

(4)	being in full force and effect

together with originals or certified copies of any powers of attorney issued by any party pursuant to such resolutions; and

(c)	Certificate of incumbency

a list of directors and officers of each Relevant Party specifying the names and positions of such persons, certified (in a certificate dated no earlier than fifteen (15) Banking Days prior to the date of this Agreement) by an officer of such Relevant Party to be true, complete and up to date;

2	Consents

a certificate (dated no earlier than fifteen (15) Banking Days prior to the date of this Agreement) from an officer of each of the Relevant Parties stating that no consents, authorisations, licences or approvals are necessary for such Relevant Party to authorise, or are required by each of the Relevant Parties or any other party (other than the Bank) in connection with, the execution, delivery and performance of the Relevant Documents to which they are or will be a party;

3	Fee

evidence that any part of the fee payable under clause 7.1 has been paid in full;

4	Mortgage Amendments registration

evidence that each of the Mortgage Amendments has been duly executed and registered against the Ships through the relevant Registry under the laws and flag of the relevant Flag State;

5	Legal opinions

an opinion of Messrs Reeder & Simpson and Holland & Knight, special legal advisers on matters of Marshall Islands law, Liberian law and US law to the Bank; and

6	Process agent

an original or certified true copy of a letter from each of the Relevant Parties’ agent for receipt of service of proceedings accepting its appointment under this Agreement or any other Relevant Document as each of the Relevant Parties’ process agent.

Schedule 2

Form of Powers of Attorney

POWER OF ATTORNEY

THIS POWER OF ATTORNEY is made on [—] July 2011 by [ADVENTURE EIGHT S.A.][ADVENTURE TEN S.A.] (the Company) whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, MH96960 Marshall Islands.

1	The Sale

This power of attorney has been made by the Company in relation to a facility agreement dated 24 December 2007 (the Original Agreement) made between (i) FreeSeas Inc. (the Borrower) and (ii) Credit Suisse AG of Paradeplatz 8, 8070 Zurich, Switzerland (the Bank), as amended and restated by a first supplemental agreement dated 26 June 2008 and as further amended and supplemented by a second supplemental agreement dated 23 March 2009, a third supplemental agreement dated 27 November 2009, an extension letter dated 5 July 2011, a second extension letter dated 12 July 2011 and fourth supplemental agreement dated [—] July 2011, relating to a reducing revolving credit facility of up to ninety one million United States Dollars ($91,000,000) (the Facility) pursuant to which the Bank has agreed a procedure with the Borrower and the Company for the sale of [Free Jupiter][Free Lady] (the Ship) to any third party (the Buyer), upon demand by the Bank (the Sale).

2	Appointment

The Company appoints the Bank as the Company’s attorney, with the authority in the Company’s name and on the Company’s behalf to do all or any of the following:

(a)	to agree, sign, execute as deed, initial and/or deliver all agreements, letters, notices, acknowledgements, consents, waivers or other documents that the Bank may consider necessary or desirable in connection with the Sale (together, the Documents), including, without limitation, the documents referred to in the Schedule to this power of attorney and to effect any notarial act in relation to any Document;

(b)	to agree any amendments to the Documents that the Bank may consider necessary or desirable in connection with the Sale;

(c)	to open a joint account with such bank or banks as the Bank may approve on behalf of the Company in respect of the purchase price of the Ship and to give any instruction relating to such joint account(s) in the name of the Company and the Buyer with such bank or any other accounts of the Company for the receipt and/or payment of moneys by the Company in relation to the Sale;

(d)	to give and effect physical delivery of the Ship and any document and certificate relating thereto to the Buyer, to agree any quantities of bunkers and lubricating oils and stores and spares remaining on board the Ship and to agree any sums, if any, due under the MoA (as defined in the Schedule) or otherwise due from the Buyer;

(e)	to arrange or assist as may be necessary for the termination of the Ship’s existing registration with the Liberian Ship Registry; and

(f)	generally to do all acts and things that the Bank may consider necessary or desirable in connection with the Sale.

3	Exercise of power by body corporate

The Bank may delegate one or more of the powers conferred on it under this power of attorney to an officer or officers or other employee or employees of the Bank appointed for that purpose by the board of directors of the Bank by resolution or otherwise.

4	Indemnity

The Company will, on demand, indemnify the Bank in respect of all costs, expenses, losses or liabilities of any kind which the Bank incurs or suffers in connection with anything done or omitted in the exercise of the powers conferred on the Bank under this power of attorney, unless it was caused by the Bank’s gross negligence or wilful misconduct.

5	Expiry

This power of attorney has been granted by way of security for the Facility. This power of attorney will be irrevocable and will expire on 31 December 2012.

6	Governing law

This power of attorney and any non-contractual obligations connected with it are governed by English law.

This power of attorney has been executed as a deed, and it has been delivered on the date stated at the beginning of this power of attorney.

Executed as a deed by

[ADVENTURE EIGHT S.A.][ADVENTURE TEN S.A.]

acting by:

[insert relevant Officer[s]]

Schedule

(a)	Memorandum of agreement (the MoA) to be made between the Company as seller and the Buyer as buyer in relation to the sale and purchase of the Ship and any addendum thereto.

(b)	Bill of Sale by the Company transferring title of the Ship to the Buyer.

(c)	Protocol of delivery and acceptance of the Ship under the MoA.

(d)	Any mandates, authorities or instructions relating to the opening or operation of any bank accounts and the application or receipt in relation to payment of any sum under the MoA or the receipt of payment of any deposit or balance of the purchase price of the Ship and/or any other amounts receivable or payable pursuant to the MoA or otherwise.

(e)	Any other documents to be delivered to the Buyer or any other person under the terms of the MoA or the terms of any other Document, or in connection with any other Documents.

Schedule 3

Form of Mortgage Amendment

ADDENDUM NO. 1 TO FIRST PREFERRED MORTGAGE

THIS ADDENDUM NO. 1 TO FIRST PREFERRED MORTGAGE (this “Amendment”) is made this     th day of July 2012 between ADVENTURE FIVE S.A., a corporation organized and existing under the laws of the Marshall Islands, having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960, and registered as a Foreign Maritime Entity in the Republic of Liberia (the “Owner”), and CREDIT SUISSE AG (formerly known as CREDIT SUISSE) of Paradeplatz 8, 8070 Zurich, Switzerland, acting for the purposes of this Amendment through its branch at St. Alban-Graben 1-3, 4002 Basel, Switzerland (the “Mortgagee”), and is supplemental to a First Preferred Mortgage dated 21 December 2009 made by the Owner in favor of the Mortgagee on the Liberian registered motor vessel FREE GODDESS (the “Vessel”), Official No. 14519, of 13,695 tons gross and 7,710 tons net register, and which Mortgage was recorded in the indexes maintained by the Deputy Commissioner of Maritime Affairs of the Republic of Liberia at 5:45 A.M., E.S.T. on December 21, 2009 in Book PM61 at Page 747 and which mortgage was amended by an amendment No. 1 dated , and which mortgage was granted in continuation of a Marshall Islands Ship Mortgage dated 28 December 2007 and recorded on 28 December 2007 as amended by an amendment No. 1 dated 4 July 2008 and recorded on 4 July 2008 and an amendment No. 2 dated 2 April 2009 and recorded on 2 April 2009 (hereinafter the “Mortgage”).

WHEREAS:

A.	The Owner granted the Mortgage to the Mortgagee as security for its Corporate Guarantee (as defined in the Mortgage) of (i) the Loan (as defined in the Mortgage), interest thereon and all other sums of money owing to the Mortgagee by FREESEAS INC. (the “Borrower”) under that certain Facility Agreement dated 24 December 2007 as amended and restated (together, the “Loan Agreement”) made among the Borrower, as borrower, and the Mortgagee, as lender and (ii) the debts and obligations arising or that may arise in favour of the Mortgagee under the Master Swap Agreement (as defined in the Mortgage) up to the maximum amount of Eighteen Million Two Hundred Thousand Dollars ($18,200,000).

B.

The Loan Agreement has been further amended by a fourth supplemental agreement dated      July 2011 (the “Supplemental Agreement” and together with the Loan Agreement hereinafter called the “Amended Loan Agreement”, capitalized terms and expression defined in which shall, unless otherwise defined in this Amendment, bear the same meanings when used herein) made among the Borrower, as borrower, the Owner, Adventure Six S.A., Adventure Eight S.A. and Adventure Ten S.A. each a wholly owned subsidiary of the Borrower (together, the “Owners”), as guarantors, FREE BULKERS S.A., as manager, and the Mortgagee, as lender, pursuant to which, among other things, the Mortgage has agreed to: (i) the deferral of the next Reduction Date in respect of the Additional Tranche to 5 September 2011 whereupon the Borrower shall prepay to the Bank a part of the Additional Tranche equal to Seven hundred fifty thousand Dollars ($750,000), (ii) the deferral of the next Reduction Date in respect of the Initial Tranche to 5 September 2011 whereupon the Borrower shall prepay to the Bank a part of the Initial Tranche equal to One million Two hundred fifty thousand Dollars ($1,250,000), (iii) a change in the Margin and (iv) the addition of certain definitions and undertakings with respect to “Determination Criteria”, “First PSP Ship”, “Fourth Supplemental Agreement”, “Investor”, “Mortgage Addendum”, “PoA”, “Private Sale Procedure”, “PSP Ships”, “Second PSP Ship”, “Supplemental Agreements” and “Transaction”. A copy of the form of the Supplemental Agreement, is attached hereto as Exhibit 1 and shall be read together herewith; and

C.	It is a condition to the Supplemental Agreement that the Owner enters into this Amendment.

NOW THEREFORE, in consideration of the premises, the parties hereby agree as follows:

1. The Mortgage be and hereby is amended as follows:

A. All references in the Mortgage to “this Mortgage” and “this First Preferred Mortgage” shall be read and construed to mean the Mortgage as supplemented and amended by this Amendment to First Preferred Mortgage.

B. All references in the Mortgage to the “Loan Agreement” are hereby amended to read the “Amended Loan Agreement” and all references in the Mortgage to the Loan Agreement shall be read and construed as references to the Amended Loan Agreement.

C. All the other terms and conditions of the Mortgage shall remain in full force and effect, and the Mortgage shall be read and construed as if the terms of this Amendment were included therein by way of addition or substitution, as the case may be.

2. As amended by this Amendment to First Preferred Mortgage, the Mortgage is hereby ratified and confirmed in all respects.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment the day and year first above written.

ADVENTURE FIVE S.A.		CREDIT SUISSE AG

By:		By:
	Name:		Name:
	Title:		Title:

HELLENIC REPUBLIC	)
: ss.:
CITY OF PIRAEUS	)

On this     th day of July 2011 before me personally came                                          to me known, who being by me duly sworn did depose and say that he/she resides at                                         ; that he/she is Attorney-in-Fact of ADVENTURE FIVE S.A., the corporation described in and which executed the foregoing instrument, and that he/she signed his/her name thereto pursuant to authority granted to him/her by the board of directors of said corporation.

Special Agent

HELLENIC REPUBLIC	)
: ss.:
CITY OF PIRAEUS	)

On this     th day of July 2011 before me personally came                                          to me known, who being by me duly sworn did depose and say that he/she resides at                                         ; that he/she is Attorney-in-Fact of CREDIT SUISSE AG (formerly known as CREDIT SUISSE), the bank described in and which executed the foregoing instrument, and that he/she signed his/her name thereto pursuant to authority granted to him/her by the board of directors of said bank.

Special Agent

Exhibit 1

Supplemental Agreement

MEMORANDUM OF PARTICULARS

Name of Vessel	Official Number	Gross Tonnage	Net Tonnage
FREE GODDESS	14519	13,695	7,710

Type of Instrument:	Addendum No. 1 to First Preferred Mortgage

Date of Instrument:	July , 2011

Mortgagor:	ADVENTURE FIVE S.A.

Mortgagee:	CREDIT SUISSE AG (formerly known as CREDIT SUISSE)

Date(s) of Maturity:	No Change

Total Amount of Mortgage:	No Change

Evidence of Mortgage Debt (include date and amount):	The Amended Loan Agreement (as defined in Addendum No. 1 to First Preferred Mortgage).

If Mortgage is given in continuation of a Prior Mortgage, the date and time (if available) of recordation of the Prior Mortgage:	No Change

Separate discharge amount:	No Change

Interest in Vessel affected:	No Change

Intended Effect of Instrument:	to amend mortgage covenants.

ADVENTURE FIVE S.A.	CREDIT SUISSE AG

By	By

ADDENDUM NO. 1 TO FIRST PREFERRED MORTGAGE

THIS ADDENDUM NO. 1 TO FIRST PREFERRED MORTGAGE (this “Amendment”) is made this         th day of July 2012 between ADVENTURE SIX S.A., a corporation organized and existing under the laws of the Marshall Islands, having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960, and registered as a Foreign Maritime Entity in the Republic of Liberia (the “Owner”), and CREDIT SUISSE AG (formerly known as CREDIT SUISSE) of Paradeplatz 8, 8070 Zurich, Switzerland, acting for the purposes of this Amendment through its branch at St. Alban-Graben 1-3, 4002 Basel, Switzerland (the “Mortgagee”), and is supplemental to a First Preferred Mortgage dated 27 November 2009 made by the Owner in favor of the Mortgagee on the Liberian registered motor vessel FREE HERO (the “Vessel”), Official No. 14520, of 15,737 tons gross and 8,039 tons net register, and which Mortgage was recorded in the indexes maintained by the Deputy Commissioner of Maritime Affairs of the Republic of Liberia at 8:27 A.M., E.S.T. on November 27, 2009 in Book PM61 at Page 685, and which mortgage was granted in continuation of a Marshall Islands Ship Mortgage dated 28 December 2007 and recorded on 28 December 2007 as amended by an amendment No. 1 dated 4 July 2008 and recorded on 4 July 2008 and an amendment No. 2 dated 2 April 2009 and recorded on 2 April 2009 (hereinafter the “Mortgage”).

WHEREAS:

A.	The Owner granted the Mortgage to the Mortgagee as security for its Corporate Guarantee (as defined in the Mortgage) of (i) the Loan (as defined in the Mortgage), interest thereon and all other sums of money owing to the Mortgagee by FREESEAS INC. (the “Borrower”) under that certain Facility Agreement dated 24 December 2007 as amended and restated (together, the “Loan Agreement”) made among the Borrower, as borrower, and the Mortgagee, as lender and (ii) the debts and obligations arising or that may arise in favour of the Mortgagee under the Master Swap Agreement (as defined in the Mortgage) up to the maximum amount of Eighteen Million Two Hundred Thousand Dollars ($18,200,000).

B.

The Loan Agreement has been further amended by a fourth supplemental agreement dated          July 2011 (the “Supplemental Agreement” and together with the Loan Agreement hereinafter called the “Amended Loan Agreement”, capitalized terms and expression defined in which shall, unless otherwise defined in this Amendment, bear the same meanings when used herein) made among the Borrower, as borrower, the Owner, Adventure Five S.A., Adventure Eight S.A. and Adventure Ten S.A. each a wholly owned subsidiary of the Borrower (together, the “Owners”), as guarantors, FREE BULKERS S.A., as manager, and the Mortgagee, as lender, pursuant to which, among other things, the Mortgage has agreed to: (i) the deferral of the next Reduction Date in respect of the Additional Tranche to 5 September 2011 whereupon the Borrower shall prepay to the Bank a part of the Additional Tranche equal to Seven hundred fifty thousand Dollars ($750,000), (ii) the deferral of the next Reduction Date in respect of the Initial Tranche to 5 September 2011 whereupon the Borrower shall prepay to the Bank a part of the Initial Tranche equal to One million Two hundred fifty thousand Dollars ($1,250,000), (iii) a change in the Margin and (iv) the addition of certain definitions and undertakings with respect to “Determination Criteria”, “First PSP Ship”, “Fourth Supplemental Agreement”, “Investor”, “Mortgage Addendum”, “PoA”, “Private Sale Procedure”, “PSP Ships”, “Second PSP Ship”, “Supplemental Agreements” and “Transaction”. A copy of the form of the Supplemental Agreement, is attached hereto as Exhibit 1 and shall be read together herewith; and

C.	It is a condition to the Supplemental Agreement that the Owner enters into this Amendment.

NOW THEREFORE, in consideration of the premises, the parties hereby agree as follows:

1. The Mortgage be and hereby is amended as follows:

A. All references in the Mortgage to “this Mortgage” and “this First Preferred Mortgage” shall be read and construed to mean the Mortgage as supplemented and amended by this Amendment to First Preferred Mortgage.

B. All references in the Mortgage to the “Loan Agreement” are hereby amended to read the “Amended Loan Agreement” and all references in the Mortgage to the Loan Agreement shall be read and construed as references to the Amended Loan Agreement.

C. All the other terms and conditions of the Mortgage shall remain in full force and effect, and the Mortgage shall be read and construed as if the terms of this Amendment were included therein by way of addition or substitution, as the case may be.

2. As amended by this Amendment to First Preferred Mortgage, the Mortgage is hereby ratified and confirmed in all respects.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment the day and year first above written.

ADVENTURE SIX S.A.		CREDIT SUISSE AG

By:		By:
	Name:		Name:
	Title:		Title:

HELLENIC REPUBLIC	)
: ss.:
CITY OF PIRAEUS	)

On this     th day of July 2011 before me personally came                                          to me known, who being by me duly sworn did depose and say that he/she resides at                                         ; that he/she is Attorney-in-Fact of ADVENTURE SIX S.A., the corporation described in and which executed the foregoing instrument, and that he/she signed his/her name thereto pursuant to authority granted to him/her by the board of directors of said corporation.

Special Agent

HELLENIC REPUBLIC	)
: ss.:
CITY OF PIRAEUS	)

On this     th day of July 2011 before me personally came                                          to me known, who being by me duly sworn did depose and say that he/she resides at                                         ; that he/she is Attorney-in-Fact of CREDIT SUISSE AG (formerly known as CREDIT SUISSE), the bank described in and which executed the foregoing instrument, and that he/she signed his/her name thereto pursuant to authority granted to him/her by the board of directors of said bank.

Special Agent

Exhibit 1

Supplemental Agreement

MEMORANDUM OF PARTICULARS

Name of Vessel	Official Number	Gross Tonnage	Net Tonnage
FREE HERO	14520	15,737	8,039

Type of Instrument:	Addendum No. 1 to First Preferred Mortgage

Date of Instrument:	July , 2011

Mortgagor:	ADVENTURE SIX S.A.

Mortgagee:	CREDIT SUISSE AG (formerly known as CREDIT SUISSE)

Date(s) of Maturity:	No Change

Total Amount of Mortgage:	No Change

Evidence of Mortgage Debt (include date and amount):	The Amended Loan Agreement (as defined in Addendum No. 1 to First Preferred Mortgage).

If Mortgage is given in continuation of a Prior Mortgage, the date and time (if available) of recordation of the Prior Mortgage:	No Change

Separate discharge amount:	No Change

Interest in Vessel affected:	No Change

Intended Effect of Instrument:	to amend mortgage covenants.

ADVENTURE SIX S.A.	CREDIT SUISSE AG

By	By

ADDENDUM NO. 1 TO FIRST PREFERRED MORTGAGE

THIS ADDENDUM NO. 1 TO FIRST PREFERRED MORTGAGE (this “Amendment”) is made this         th day of July 2012 between ADVENTURE EIGHT S.A., a corporation organized and existing under the laws of the Marshall Islands, having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960, and registered as a Foreign Maritime Entity in the Republic of Liberia (the “Owner”), and CREDIT SUISSE AG (formerly known as CREDIT SUISSE) of Paradeplatz 8, 8070 Zurich, Switzerland, acting for the purposes of this Amendment through its branch at St. Alban-Graben 1-3, 4002 Basel, Switzerland (the “Mortgagee”), and is supplemental to a First Preferred Mortgage dated 8 December 2009 made by the Owner in favor of the Mortgagee on the Liberian registered motor vessel FREE JUPITER (the “Vessel”), Official No. 14521, of 27,176 tons gross and 15,533 tons net register, and which Mortgage was recorded in the indexes maintained by the Deputy Commissioner of Maritime Affairs of the Republic of Liberia at 4:19 A.M., E.S.T. on December 8, 2009 in Book PM61 at Page 703, and which mortgage was granted in continuation of a Marshall Islands Ship Mortgage dated 14 April 2008 and recorded on 14 April 2008 as amended by an amendment No. 1 dated 4 July 2008 and recorded on 4 July 2008 and an amendment No. 2 dated 2 April 2009 and recorded on 2 April 2009 (hereinafter the “Mortgage”).

WHEREAS:

A.	The Owner granted the Mortgage to the Mortgagee as security for its Corporate Guarantee (as defined in the Mortgage) of (i) the Loan (as defined in the Mortgage), interest thereon and all other sums of money owing to the Mortgagee by FREESEAS INC. (the “Borrower”) under that certain Facility Agreement dated 24 December 2007 as amended and restated (together, the “Loan Agreement”) made among the Borrower, as borrower, and the Mortgagee, as lender and (ii) the debts and obligations arising or that may arise in favour of the Mortgagee under the Master Swap Agreement (as defined in the Mortgage) up to the maximum amount of Eighteen Million Two Hundred Thousand Dollars ($18,200,000).

B.

The Loan Agreement has been further amended by a fourth supplemental agreement dated          July 2011 (the “Supplemental Agreement” and together with the Loan Agreement hereinafter called the “Amended Loan Agreement”, capitalized terms and expression defined in which shall, unless otherwise defined in this Amendment, bear the same meanings when used herein) made among the Borrower, as borrower, the Owner, Adventure Six S.A., Adventure Five S.A. and Adventure Ten S.A. each a wholly owned subsidiary of the Borrower (together, the “Owners”), as guarantors, FREE BULKERS S.A., as manager, and the Mortgagee, as lender, pursuant to which, among other things, the Mortgage has agreed to: (i) the deferral of the next Reduction Date in respect of the Additional Tranche to 5 September 2011 whereupon the Borrower shall prepay to the Bank a part of the Additional Tranche equal to Seven hundred fifty thousand Dollars ($750,000), (ii) the deferral of the next Reduction Date in respect of the Initial Tranche to 5 September 2011 whereupon the Borrower shall prepay to the Bank a part of the Initial Tranche equal to One million Two hundred fifty thousand Dollars ($1,250,000), (iii) a change in the Margin and (iv) the addition of certain definitions and undertakings with respect to “Determination Criteria”, “First PSP Ship”, “Fourth Supplemental Agreement”, “Investor”, “Mortgage Addendum”, “PoA”, “Private Sale Procedure”, “PSP Ships”, “Second PSP Ship”, “Supplemental Agreements” and “Transaction”. A copy of the form of the Supplemental Agreement, is attached hereto as Exhibit 1 and shall be read together herewith; and

C.	It is a condition to the Supplemental Agreement that the Owner enters into this Amendment.

NOW THEREFORE, in consideration of the premises, the parties hereby agree as follows:

1. The Mortgage be and hereby is amended as follows:

A. All references in the Mortgage to “this Mortgage” and “this First Preferred Mortgage” shall be read and construed to mean the Mortgage as supplemented and amended by this Amendment to First Preferred Mortgage.

B. All references in the Mortgage to the “Loan Agreement” are hereby amended to read the “Amended Loan Agreement” and all references in the Mortgage to the Loan Agreement shall be read and construed as references to the Amended Loan Agreement.

C. All the other terms and conditions of the Mortgage shall remain in full force and effect, and the Mortgage shall be read and construed as if the terms of this Amendment were included therein by way of addition or substitution, as the case may be.

2. As amended by this Amendment to First Preferred Mortgage, the Mortgage is hereby ratified and confirmed in all respects.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment the day and year first above written.

ADVENTURE EIGHT S.A.		CREDIT SUISSE AG

By:		By:
	Name:		Name:
	Title:		Title:

HELLENIC REPUBLIC	)
: ss.:
CITY OF PIRAEUS	)

On this     th day of July 2011 before me personally came                                          to me known, who being by me duly sworn did depose and say that he/she resides at                                         ; that he/she is Attorney-in-Fact of ADVENTURE EIGHT S.A., the corporation described in and which executed the foregoing instrument, and that he/she signed his/her name thereto pursuant to authority granted to him/her by the board of directors of said corporation.

Special Agent

HELLENIC REPUBLIC	)
: ss.:
CITY OF PIRAEUS	)

On this     th day of July 2011 before me personally came                                          to me known, who being by me duly sworn did depose and say that he/she resides at                                         ; that he/she is Attorney-in-Fact of CREDIT SUISSE AG (formerly known as CREDIT SUISSE), the bank described in and which executed the foregoing instrument, and that he/she signed his/her name thereto pursuant to authority granted to him/her by the board of directors of said bank.

Special Agent

Exhibit 1

Supplemental Agreement

MEMORANDUM OF PARTICULARS

Name of Vessel	Official Number	Gross Tonnage	Net Tonnage
FREE JUPITER	14521	27,176	15,533

Type of Instrument:	Addendum No. 1 to First Preferred Mortgage

Date of Instrument:	July , 2011

Mortgagor:	ADVENTURE EIGHT S.A.

Mortgagee:	CREDIT SUISSE AG (formerly known as CREDIT SUISSE)

Date(s) of Maturity:	No Change

Total Amount of Mortgage:	No Change

Evidence of Mortgage Debt (include date and amount):	The Amended Loan Agreement (as defined in Addendum No. 1 to First Preferred Mortgage).

If Mortgage is given in continuation of a Prior Mortgage, the date and time (if available) of recordation of the Prior Mortgage:	No Change

Separate discharge amount:	No Change

Interest in Vessel affected:	No Change

Intended Effect of Instrument:	to amend mortgage covenants.

ADVENTURE EIGHT S.A.	CREDIT SUISSE AG

By	By

ADDENDUM NO. 2 TO FIRST PREFERRED MORTGAGE

THIS ADDENDUM NO. 2 TO FIRST PREFERRED MORTGAGE (this “Amendment”) is made this     th day of July 2012 between ADVENTURE TEN S.A., a corporation organized and existing under the laws of the Marshall Islands, having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960, and registered as a Foreign Maritime Entity in the Republic of Liberia (the “Owner”), and CREDIT SUISSE AG (formerly known as CREDIT SUISSE) of Paradeplatz 8, 8070 Zurich, Switzerland, acting for the purposes of this Amendment through its branch at St. Alban-Graben 1-3, 4002 Basel, Switzerland (the “Mortgagee”), and is supplemental to a First Preferred Mortgage dated 7 July 2008 made by the Owner in favor of the Mortgagee on the Liberian registered motor vessel FREE LADY (the “Vessel”), Official No. 13955, of 27,986 tons gross and 17,077 tons net register, and which Mortgage was recorded in the indexes maintained by the Deputy Commissioner of Maritime Affairs of the Republic of Liberia at 10:46 P.M., E.D.S.T. on July 6, 2008 in Book PM60 at Page 334, and which Mortgage was amended by an Amendment No. 1 dated April 2, 2009 and which amendment No. 1 was recorded in the indexes maintained by the Deputy Commissioner of Maritime Affairs of the Republic of Liberia at 8:15 A.M., E.D.S.T. on April 2, 2009 in Book PM61 at Page 174 (hereinafter, the “Mortgage”).

WHEREAS:

A.	The Owner granted the Mortgage to the Mortgagee as security for its Corporate Guarantee (as defined in the Mortgage) of (i) the Loan (as defined in the Mortgage), interest thereon and all other sums of money owing to the Mortgagee by FREESEAS INC. (the “Borrower”) under that certain Facility Agreement dated 24 December 2007 as amended and restated (together, the “Loan Agreement”) made among the Borrower, as borrower, and the Mortgagee, as lender and (ii) the debts and obligations arising or that may arise in favour of the Mortgagee under the Master Swap Agreement (as defined in the Mortgage) up to the maximum amount of Eighteen Million Two Hundred Thousand Dollars ($18,200,000).

B.

The Loan Agreement has been further amended by a fourth supplemental agreement dated      July 2011 (the “Supplemental Agreement” and together with the Loan Agreement hereinafter called the “Amended Loan Agreement”, capitalized terms and expression defined in which shall, unless otherwise defined in this Amendment, bear the same meanings when used herein) made among the Borrower, as borrower, the Owner, Adventure Six S.A., Adventure Eight S.A. and Adventure Five S.A. each a wholly owned subsidiary of the Borrower (together, the “Owners”), as guarantors, FREE BULKERS S.A., as manager, and the Mortgagee, as lender, pursuant to which, among other things, the Mortgage has agreed to: (i) the deferral of the next Reduction Date in respect of the Additional Tranche to 5 September 2011 whereupon the Borrower shall prepay to the Bank a part of the Additional Tranche equal to Seven hundred fifty thousand Dollars ($750,000), (ii) the deferral of the next Reduction Date in respect of the Initial Tranche to 5 September 2011 whereupon the Borrower shall prepay to the Bank a part of the Initial Tranche equal to One million Two hundred fifty thousand Dollars ($1,250,000), (iii) a change in the Margin and (iv) the addition of certain definitions and undertakings with respect to “Determination Criteria”, “First PSP Ship”, “Fourth Supplemental Agreement”, “Investor”, “Mortgage Addendum”, “PoA”, “Private Sale Procedure”, “PSP Ships”, “Second PSP Ship”, “Supplemental Agreements” and “Transaction”. A copy of the form of the Supplemental Agreement, is attached hereto as Exhibit 1 and shall be read together herewith; and

C.	It is a condition to the Supplemental Agreement that the Owner enters into this Amendment.

NOW THEREFORE, in consideration of the premises, the parties hereby agree as follows:

1. The Mortgage be and hereby is amended as follows:

A. All references in the Mortgage to “this Mortgage” and “this First Preferred Mortgage” shall be read and construed to mean the Mortgage as supplemented and amended by this Amendment to First Preferred Mortgage.

B. All references in the Mortgage to the “Loan Agreement” are hereby amended to read the “Amended Loan Agreement” and all references in the Mortgage to the Loan Agreement shall be read and construed as references to the Amended Loan Agreement.

C. All the other terms and conditions of the Mortgage shall remain in full force and effect, and the Mortgage shall be read and construed as if the terms of this Amendment were included therein by way of addition or substitution, as the case may be.

2. As amended by this Amendment to First Preferred Mortgage, the Mortgage is hereby ratified and confirmed in all respects.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment the day and year first above written.

ADVENTURE TEN S.A.		CREDIT SUISSE AG

By:		By:
	Name:		Name:
	Title:		Title:

HELLENIC REPUBLIC	)
: ss.:
CITY OF PIRAEUS	)

On this     th day of July 2011 before me personally came                                          to me known, who being by me duly sworn did depose and say that he/she resides at                                         ; that he/she is Attorney-in-Fact of ADVENTURE TEN S.A., the corporation described in and which executed the foregoing instrument, and that he/she signed his/her name thereto pursuant to authority granted to him/her by the board of directors of said corporation.

Special Agent

HELLENIC REPUBLIC	)
: ss.:
CITY OF PIRAEUS	)

On this     th day of July 2011 before me personally came                                          to me known, who being by me duly sworn did depose and say that he/she resides at                                         ; that he/she is Attorney-in-Fact of CREDIT SUISSE AG (formerly known as CREDIT SUISSE), the bank described in and which executed the foregoing instrument, and that he/she signed his/her name thereto pursuant to authority granted to him/her by the board of directors of said bank.

Special Agent

Exhibit 1

Supplemental Agreement

MEMORANDUM OF PARTICULARS

Name of Vessel	Official Number	Gross Tonnage	Net Tonnage
FREE LADY	13955	27,986	17,077

Type of Instrument:	Addendum No. 2 to First Preferred Mortgage

Date of Instrument:	July , 2011

Mortgagor:	ADVENTURE TEN S.A.

Mortgagee:	CREDIT SUISSE AG (formerly known as CREDIT SUISSE)

Date(s) of Maturity:	No Change

Total Amount of Mortgage:	No Change

Evidence of Mortgage Debt (include date and amount):	The Amended Loan Agreement (as defined in Addendum No. 1 to First Preferred Mortgage).

If Mortgage is given in continuation of a Prior Mortgage, the date and time (if available) of recordation of the Prior Mortgage:	No Change

Separate discharge amount:	No Change

Interest in Vessel affected:	No Change

Intended Effect of Instrument:	to amend mortgage covenants.

ADVENTURE TEN S.A.	CREDIT SUISSE AG

By	By

EXECUTED as a DEED	)
by Ion Varouxakis	)
for and on behalf of	)	/s/ Ion G. Varouxakis
FREESEAS INC.	)	Attorney-in-fact
in the presence of:	)

/s/ Iona Wright
Witness
Name: Iona Wright
Address: Norton Rose LLP
Occupation: Trainee Solicitor

EXECUTED as a DEED	)
by Ion Varouxakis	)
for and on behalf of	)	/s/ Ion G. Varouxakis
ADVENTURE FIVE S.A.	)	Attorney-in-fact
in the presence of:	)

/s/ Iona Wright
Witness
Name: Iona Wright
Address: Norton Rose LLP
Occupation: Trainee Solicitor

EXECUTED as a DEED	)
by Ion Varouxakis	)
for and on behalf of	)	/s/ Ion G. Varouxakis
ADVENTURE SIX S.A.	)	Attorney-in-fact
in the presence of:	)

/s/ Iona Wright
Witness
Name: Iona Wright
Address: Norton Rose LLP
Occupation: Trainee Solicitor

EXECUTED as a DEED	)
by Ion Varouxakis	)
for and on behalf of	)	/s/ Ion G. Varouxakis
ADVENTURE EIGHT S.A.	)	Attorney-in-fact
in the presence of:	)

/s/ Iona Wright
Witness
Name: Iona Wright
Address: Norton Rose LLP
Occupation: Trainee Solicitor

EXECUTED as a DEED	)
by Ion Varouxakis	)
for and on behalf of	)	/s/ Ion G. Varouxakis
ADVENTURE TEN S.A.	)	Attorney-in-fact
in the presence of:	)

/s/ Iona Wright
Witness
Name: Iona Wright
Address: Norton Rose LLP
Occupation: Trainee Solicitor

EXECUTED as a DEED	)
by Ion Varouxakis	)
for and on behalf of	)	/s/ Ion G. Varouxakis
FREE BULKERS S.A.	)	Attorney-in-fact
in the presence of:	)

/s/ Iona Wright
Witness
Name: Iona Wright
Address: Norton Rose LLP
Occupation: Trainee Solicitor

EXECUTED as a DEED	)
by Kyriakos Spoullos	)
for and on behalf of	)	Kyriakos Spoullos
CREDIT SUISSE AG	)	Attorney-in-fact
(formerly known as CREDIT SUISSE))
in the presence of:	)

/s/ Pinelopi – Anne Miliou
Witness
Name: Pinelopi – Anne Miliou
Address: Norton Rose LLP, Athens
Occupation: Solicitor